UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63380 / November 29, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14109

IN THE MATTER OF	:
	:
MID-AMERICAN WASTE SYSTEMS, INC.,	: ORDER MAKING
MIDWEST ENERGY COMPANIES, INC.,	: FINDINGS AND
MIMBRES VALLEY FARMERS ASSOCIATION, INC.,	: REVOKING
MRL, INC.,	: REGISTRATIONS BY
MTX INTERNATIONAL, INC.,	: DEFAULT
MULTIPLE DIMENSIONAL LASER	:
TECHNOLOGIES, INC., and	:
MUSE TECHNOLOGIES, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 4, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by November 8, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). To date, no Respondent has filed an Answer, and the time for filing has expired. Accordingly, Mid-American Waste Systems, Inc. (Mid-American), Midwest Energy Companies, Inc. (Midwest Energy), Mimbres Valley Farmers Association, Inc. (Mimbres), MRL, Inc. (MRL), MTX International, Inc. (MTX), Multiple Dimensional Laser Technologies, Inc. (Multiple Dimensional), and Muse Technologies, Inc. (Muse), are in default for failing to file Answers to the OIP or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true. Official notice has been taken of the Commission's public official records concerning Respondents. See 17 C.F.R. § 201.323.

Mid-American (CIK No. 798671) is a dissolved Delaware corporation located in Canal Winchester, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mid-American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $295,562,000 for the prior nine months. On January 21, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on June 28, 2007.

Midwest Energy (CIK No. 350091) is a void Delaware corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Midwest Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1995, which reported a net loss of $1,707,000 for the prior nine months.

Mimbres (CIK No. 781889) is a revoked New Mexico corporation located in Deming, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mimbres is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2003, which reported a net loss of $394,322 for the prior six months. On May 5, 2004, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Mexico, and the case was terminated on September 10, 2008.

MRL (CIK No. 66965) is a Missouri corporation located in St. Louis, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MRL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 1996, which reported a net loss of $157,000 for the prior six months. On August 25, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Missouri, and the case was terminated on June 23, 1999.

MTX (CIK No. 710197) is a delinquent Colorado corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MTX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1997, which reported a net loss of $137,077 for the prior nine months. On August 20, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland, and the case was terminated on January 8, 2001.

Multiple Dimensional (CIK No. 1025841) is a dissolved Colorado corporation located in Sulphur Springs, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Multiple Dimensional is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $373,505 for the prior nine months.

Muse (CIK No. 1006368) is a void Delaware corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Muse is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $4,522,167 for the prior nine months. On November 13, 2002, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of New Mexico, and the case was pending as of April 12, 2010. As of October 29, 2010, the company's stock (symbol MUZE) was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Mid-American, Midwest Energy, Mimbres, MRL, MTX, Multiple Dimensional, and Muse failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Mid-American Waste Systems, Inc., Midwest Energy Companies, Inc., Mimbres Valley Farmers Association, Inc., MRL, Inc., MTX International, Inc., Multiple Dimensional Laser Technologies, Inc., and Muse Technologies, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge